Exhibit 99.1

BCD Semiconductor Manufacturing Limited Announces Financial Results for the Fiscal First Quarter of 2012

SHANGHAI, May 2, 2012 (GLOBE NEWSWIRE) – BCD Semiconductor Manufacturing Limited (“BCD Semiconductor” or the “Company”) (Nasdaq: BCDS), a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs, today announced financial results for the fiscal first quarter ended March 31, 2012.

The results for the fiscal first quarter ended March 31, 2012 were as follows:

•	Revenue was $31.0 million, a slight decrease from $31.3 million for the fourth quarter of fiscal year 2011 and approximately flat from $31.0 million for the first quarter of fiscal year 2011.

•	Gross margin was 23.6%, compared to 26.2% for the fourth quarter of fiscal year 2011 and 29.1% for the first quarter of fiscal year 2011.

•

Operating expenses were $7.3 million, compared to $8.6 million for the fourth quarter of fiscal year 2011 and $6.0 million for the first quarter of fiscal year 2011. Operating expenses for the first quarter of fiscal year 2012 included $269 thousand in share-based compensation expenses, $0 in impairment loss on acquired intangible assets and $105 thousand in amortization of acquired intangible assets, as compared to $445 thousand, $798 thousand and $140 thousand, respectively, for the fourth quarter of fiscal year 2011, and $319 thousand in share-based compensation expenses for the first quarter of fiscal year 2011.

•

Income from operations after share-based compensation expenses, impairment loss on acquired intangible assets and amortization of acquired intangible assets was $4 thousand, compared to loss from operations of $(360) thousand for the fourth quarter of fiscal year 2011 and income from operations of $3.0 million for the first quarter of fiscal year 2011.

•	GAAP net income was $292 thousand, compared to $569 thousand for the fourth quarter of fiscal year 2011 and $3.8 million for the first quarter of fiscal year 2011.

•	Non-GAAP adjusted net income was $715 thousand, compared to $2.4 million for the fourth quarter of fiscal year 2011 and $3.5 million for the first quarter of fiscal year 2011.

•

GAAP earnings per diluted American Depositary Share (“ADS”) (EPS) was $0.02, compared to $0.03 for the fourth quarter of fiscal year 2011 and a loss per ADS of $(0.40) for the first quarter of fiscal 2011.

•	Non-GAAP earnings per diluted ADS share (non-GAAP EPS) was $0.04, compared to $0.13 for the fourth quarter of fiscal year 2011 and $0.19 for the first quarter of fiscal year 2011.

•	Number of weighted average fully diluted ADSs was 18,987,087.

•	Cash and cash equivalents balance was $53.0 million as of March 31, 2012, compared to $64.1 million as of December 31, 2011 and $81.8 million as of March 31, 2011.

•	Cash flow from operating activities was $(2.9) million, compared to $5.1 million for the fourth quarter of fiscal year 2011 and $(3.5) million for the first quarter of fiscal year 2011.

•	Capital expenditures were $10.1 million, compared to $9.8 million for the fourth quarter of fiscal year 2011 and $2.7 million for the first quarter of fiscal year 2011.

•	We used $279 thousand of cash to repurchase 59,001 ADSs at an average price of $4.69 per ADS under our authorized share re-purchase program.

•	We used approximately $1.6 million for an equity investment in an IC packaging services company in China.

“Our first quarter financial results caught the high end of our expectations and we are pleased to see market demand strengthening in our core communications, computing and consumer end markets in Asia,” said Chieh Chang, Chief Executive Officer of BCD Semiconductor. “While market visibility remains limited, we are confident that we will continue to grow our business in the multi-billion dollar analog power management industry.”

Business Outlook

Revenue for the second quarter of fiscal year 2012 is expected to be in the range of $35 to $39 million, representing a growth of approximately 12.9% to 25.8% compared to the first quarter of fiscal year 2012 and a decline of approximately 9.0% to a growth of 1.4% compared to the second quarter of fiscal year 2011. Gross margins are expected to be in the range of 25.5% to 27.0% of revenue. Operating expenses exclusive of share based compensation expenses and amortization of acquired intangible assets are expected to be approximately $7.6 million. We expect our effective income tax rate to range between 9.0% and 10.0%. We expect our capital expenditures to be approximately $8.0 million in the second quarter of fiscal year 2012. The number of ADSs used to calculate GAAP diluted earnings per share for the second quarter of fiscal year 2012 is anticipated to be approximately 19.4 million.

Forward-Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected revenues, gross margins, operating expenses, income tax rate, capital expenditures and shares used to calculate earnings per share under the section titled “Business Outlook,” statements regarding market demand and our expectation of continuing to grow our business in the analog power management industry. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our product; our ability to achieve design wins; general business and economic conditions; our ability to identify and consummate strategic transactions; the state of the semiconductor industry and seasonality of our markets; and other risks and uncertainties as described in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 25, 2012, and other filings with the SEC. Underlying assumptions subsequently proving to be incorrect or other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and BCD Semiconductor undertakes no duty to update such information, except as required under applicable law.

Conference Call and Webcast

BCD Semiconductor plans to conduct an investor teleconference and live webcast to discuss the financial results for the fiscal first quarter ended March 31, 2012, its outlook for the second quarter of 2012 and other business matters today, May 2, 2012 at 2:00 pm PT / 5:00 pm ET. To listen to the live conference call, please dial 855-500-8701 (or +65 6723 9385 if dialing from outside the U.S.A.). The conference ID number is 64847332. A live webcast of the call will also be available in the “Event Calendar” section of the Company’s investor relations website, http://ir.bcdsemi.com/. The webcast replay will be available for seven days after the live call on the same website. To listen to the webcast replay, please dial 866-214-5335 (or +61 2 8235 5000 if dialing from outside the U.S.A.) The conference ID number for the replay is 64847332.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with GAAP, we disclose certain non-GAAP financial measures, including non-GAAP adjusted net income and non-GAAP EPS. These supplemental measures exclude share-based compensation expenses that are non-cash charges, gain or loss on valuation of warrant liabilities, impairment loss and amortization of acquired intangible assets, impairment of equity investments and related tax impact. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies. For example, the term used in this press release, non-GAAP adjusted net income, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures in the tables attached to this press release. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

About BCD Semiconductor

BCD Semiconductor is a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs. Our broad portfolio of power management ICs primarily targets rapidly growing, high volume markets such as mobile phones, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products. As an IDM, BCD Semiconductor integrates product design and process technology to optimize product performance and cost. We offer system-level solutions with the quality, performance and reliability required by our customers. Our China-based operations provide proximity to the rapidly growing electronics industry in Asia, enabling us to align our product development efforts with customers and market trends and to provide timely and effective technical support. For more information, please visit http://www.bcdsemi.com.

Contact:

Jean-Claude Zhang

Chief Financial Officer

Tel: +86 21 2416 2298

IR@bcdsemi.com

The Blueshirt Group

Erica Abrams

Tel: 415-217-5864

erica@blueshirtgroup.com

The following consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“GAAP”).

SOURCE: BCDS

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Balance Sheets—GAAP

(in thousands of US dollars)

(Unaudited)

	As of
	March 31, 2011	December 31, 2011	March 31, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$81,751	$64,137	$52,972
Restricted cash	5,487	7,702	6,762
Accounts receivable, net	17,295	20,444	20,931
Inventories	27,293	27,966	26,235
Excess value-added tax paid	1,701	2,414	2,717
Receivable from ZiZhu	—	4,028	2,443
Prepaid expenses and other current assets	4,421	6,379	3,073

Total current assets	137,948	133,070	115,133
PROPERTY, PLANT AND EQUIPMENT, NET	33,882	66,421	71,220
LAND USE RIGHT, NET	3,011	3,081	3,067
ACQUIRED INTANGIBLE ASSETS, NET	—	2,019	1,965
INVESTMENT IN EQUITY SECURITIES	1,603	1,115	2,705
GOODWILL	—	284	291
OTHER ASSETS	2,353	3,274	5,692

TOTAL	$178,797	$209,264	$200,073

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank loans	$6,101	$8,300	$10,300
Accounts payable	18,514	17,004	16,382
Notes payable	13,803	21,449	14,402
Accrued expenses	4,022	3,791	2,990
Payable for purchase of property, plant and equipment	1,370	10,676	6,889
Withholding tax liability	1,992	1,828	1,859
Other current liabilities	2,645	2,126	2,652

Total current liabilities	48,447	65,174	55,474

OTHER LIABILITIES
Deferred rent-noncurrent	127	121	117
Performance obligation	3,751	3,903	3,907
Obligation under capital lease - noncurrent	255	206	185
Deferred grant-noncurrent	172	411	357

Total other liabilities	4,305	4,641	4,566

Total liabilities	52,752	69,815	60,040

SHAREHOLDERS' EQUITY
Ordinary shares	111	111	112
Additional paid-in capital	159,930	160,242	160,335
Accumulated other comprehensive income	9,118	12,568	12,766
Accumulated deficit	(43,114)	(33,470)	(33,178)
Treasury stock	—	(2)	(2)

Total shareholders' equity	126,045	139,449	140,033

TOTAL	$178,797	$209,264	$200,073

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Statements of Income—GAAP

(in thousands of US dollars, except for percentages)

(Unaudited)

	Three Months Ended
	March 31, 2011	December 31, 2011	March 31, 2012
NET REVENUE
IC products	$28,446	$29,249	$29,723
Foundry services	2,507	2,100	1,305

Total net revenue	30,953	31,349	31,028

COST OF REVENUE
IC products	20,648	22,081	22,862
Foundry services	1,285	1,053	832

Total cost of revenue	21,933	23,134	23,694

GROSS PROFIT	9,020	8,215	7,334
OPERATING EXPENSES	29.1%	26.2%	23.6%
Research and development	1,982	2,921	2,565
Selling and marketing	2,031	2,265	2,376
General and administrative	2,035	2,451	2,284
Amortization of acquired intangible assets	—	140	105
Impairment loss of acquired intangible assets	—	798	—

Total operating expenses	6,048	8,575	7,330

INCOME FROM OPERATIONS	2,972	(360)	4
	9.6%	-1.1%	0.0%
OTHER INCOME (EXPENSE)
Interest income and expenses	86	292	267
Impairment of equity investment	—	(549)	—
Other-net	1,014	1,168	50

Other income (expenses), net	1,100	911	317

INCOME BEFORE INCOME TAX EXPENSE (BENEFIT)	4,072	551	321
INCOME TAX EXPENSE (BENEFIT)	247	(18)	29

NET INCOME	$3,825	$569	$292

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Cash Flows Statement—GAAP

(in thousands of US dollars)

(Unaudited)

	Three Months Ended
	March 31, 2011	December 31, 2011	March 31, 2012
NET INCOME	$3,825	$569	$292

CASH FLOWS FROM OPERATING ACTIVITIES
Depreciation and amortization	1,216	1,628	2,409
Impairment loss of acquired intangible assets	—	798	—
Other adjustments to net income	(448)	2,678	1,682
Changes in assets and liabilities	(8,141)	(547)	(7,324)

Net cash provided by operating activities	$(3,548)	$5,126	$(2,941)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(2,701)	(9,811)	(10,106)
Investment in equity securities	—	—	(1,587)
Financing to ZiZhu, receivable	—	3,219	1,585
Other cash flow from investing activities	765	2,213	151

Net cash used in investing activities	$(1,936)	$(4,379)	$(9,957)

CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	—	(425)	(279)
Net borrowings	(5,939)	2,300	2,000
Initial public offerings proceeds	49,085	—	—
Other cash flow from financing activities	(1,160)	46	36

Net cash provided by (used in) financing activities	$41,986	$1,921	$1,757

Effects of exchange rate changes	532	191	(24)

CHANGE IN CASH	$37,034	$2,859	$(11,165)

CASH, BEGINNING OF PERIOD	$44,717	$61,278	$64,137

CASH, ENDING OF PERIOD	$81,751	$64,137	$52,972

BCD Semiconductor Manufacturing Limited

Reconciliation of GAAP to Non-GAAP Net Income and EPS

(in thousands of US dollars, except for per share data)

(Unaudited)

	Three Months Ended
	March 31, 2011	December 31, 2011	March 31, 2012
GAAP net income	$3,825	$569	$292

Share-based compensation (Note A)	368	522	318
Amortization of acquired intangible assets	—	140	105
Impairment loss of acquired intangible assets	—	798	—
Impairment of equity investment	—	549	—
Gain or loss on valuation of warrant liability	(745)	—	—

Income tax impact in above items	—	(137)	—

Non-GAAP net income	$3,448	$2,441	$715

EPS (ADS) fully diluted, GAAP (Note B)	$(0.40)	$0.03	$0.02

EPS (ADS) fully diluted, Non GAAP (Note B)	$0.19	$0.13	$0.04

Note A:	Three Months Ended
Share-based compensation:	March 31, 2011	December 31, 2011	March 31, 2012
Cost of revenue	$49	$77	$49
Research and development	52	83	48
Selling, general and administrative	267	362	221

Total share-based compensation	$368	$522	$318

Note B (Three months ended March 31, 2011):

The primary difference between the GAAP loss per share of $(0.40) and the non-GAAP earnings per share of $0.19 is that under GAAP, the 5 million ordinary shares at a fair value of $9.1 million issued to the Series C preference shareholders upon the IPO completion were accounted for as a deemed dividend thereby reducing the earnings available to ordinary shareholders, whereas no dividend was reflected in the calculation of non-GAAP earnings per share.